Exhibit 1.4

EXECUTION VERSION

WAIVER AND TERMINATION OF

TAX RECEIVABLES AGREEMENT

July 13, 2017

Each of the undersigned (together, the “Partners”), Fifth Street Asset Management Inc. (“FSAM”) and Fifth Street Holdings L.P. (“Holdings”) hereby recognizes and agrees to the following:

WHEREAS, Fifth Street Management LLC (“Seller”) has entered into the Asset Purchase Agreement (the “APA”) by and among Seller, Oaktree Capital Management, L.P. (“Buyer”), FSAM and Holdings, dated as of July 13, 2017;

WHEREAS, the consummation of the purchase and sale of assets contemplated by the APA (the “Asset Sale”) may result in a “Change of Control” as defined in the Tax Receivable Agreement, dated as of October 29, 2014 by and among FSAM, Holdings, Leonard M. Tannenbaum, Bernard D. Berman and Ivelin M. Dimitrov (Mr. Tannenbaum, Mr. Berman and Mr. Dimitrov, the “Principals”, and such agreement, the “TRA”);

WHEREAS, upon the occurrence of such a Change of Control, certain Valuation Assumptions (as defined in the TRA) are triggered; and

WHEREAS, the TRA may be amended in writing by FSAM, Holdings and by Principals who would be entitled to receive at least two-thirds of the Early Termination Payments (as defined in the TRA) payable to all Principals under the TRA as further described in the TRA.

Therefore, for good and valuable consideration, the sufficiency of which is hereby acknowledged:

1.           Each of the Principals agrees to irrevocably (a) waive any and all rights to receive Tax Benefit Payments (as defined in the TRA) that shall become payable under the TRA at any time following the execution of this letter agreement, including any such Tax Benefit Payments that result from the consummation of the Asset Sale and (b) release FSAM and Holdings from their respective obligations under the TRA; provided, that (i) the Principals shall be entitled to receive the Tax Benefit Payments in the approximate amount of $800,000 that shall become payable in connection with the finalization of FSAM’s 2016 tax returns (the “2016 TRA Payment”) and (ii) the waiver and release set forth in this Section 1 shall terminate and be of no force and effect if this letter agreement terminates pursuant to Section 4.

2.           Each of the Principals, FSAM and Holdings agrees that, effective upon the Closing (as defined under the APA), the TRA shall automatically terminate without any further action required by any party to this letter agreement, and all rights and obligations of the parties thereunder shall be immediately extinguished other than the Principals’ right to receive the 2016 TRA Payment.

3.          Each of the Partners acknowledge that they have had an opportunity to ask questions of their own counsel and of authorized officers of Seller regarding the nature, scope and timing of the requested waiver and release in respect of the Tax Benefit Payments, termination of the TRA, which questions were answered to their satisfaction, and to obtain additional information deemed necessary or appropriate by them in granting the informed consent and waiver of the Partners.

4.          This letter agreement shall automatically terminate, and the waiver and release in Section 1 shall cease to be effective and shall be void and of no force and effect, in the event that the APA terminates in accordance with its terms. Following the Closing (as defined in the APA), this letter agreement shall not be terminable.

This letter agreement contains the entire agreement among the parties concerning the subject matter hereof and supersedes and nullifies all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect to the subject matter hereof.

This letter agreement shall be governed in all respects, including as to validity, interpretation and effect, by the laws of the state of New York, without giving effect to its principles or rules of conflict of laws.

The provisions of this letter agreement are intended to bind the parties to each other and are not intended and do not create rights in any other person or entity and no person or entity is intended to be or is a third party beneficiary of any of the provisions of this letter agreement.

If any term or other provision of this letter agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this letter agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this letter agreement is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this letter agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this letter agreement remain as originally contemplated to the fullest extent possible.

This letter agreement may not be amended except by an instrument in writing among the parties. Neither the failure nor any delay by any party hereto in exercising any right, power or privilege under this letter agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. In addition, (a) no claim or right arising out of this letter agreement can be discharged by any party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by such party, (b) no waiver that may be given by any party will be applicable except in the specific instance for which it is given and (c) no notice to or demand on a party will be deemed to be a waiver of any obligation of such party and no notice from or demand by a party will be deemed to be a waiver of such party’s right to take further action without notice or demand as provided in this letter agreement.

2

This letter agreement may be executed in separate counterparts, each of which shall be considered one and the same agreement and shall become effective when each of the parties has delivered a signed counterpart to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page of this letter agreement by facsimile transmission or electronic “pdf” shall be effective as delivery of a manually executed counterpart hereof.

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3

IN WITNESS HEREOF, the each of the parties to this letter agreement have executed this letter agreement as of the date first written above.

LEONARD M. TANNENBAUM
/s/ Leonard M. Tannenbaum

BERNARD D. BERMAN
/s/ Bernard D. Berman

IVELIN M. DIMITROV
/s/ Ivelin M. Dimitrov

TANNENBAUM FAMILY 2012 TRUST

By:	/s/ Bernard D. Berman
Name: Bernard D. Berman
Title: Trustee

BERNARD D. BERMAN 2012 TRUST

By:	/s/ Nicole Berman
Name: Nicole Berman
Title: Trustee

FSC CT II, INC.

By:	/s/ Leonard M. Tannenbaum
Name: Leonard M. Tannenbaum
Title: President

FIFTH STREET ASSET MANAGEMENT, INC.

BY:	/s/ Leonard M. Tannenbaum
Name: Leonard M. Tannenbaum
Title: Chief Executive Officer

FIFTH STREET HOLDINGS, L.P.

BY:	/s/ Leonard M. Tannenbaum
Name: Leonard M. Tannenbaum
Title: Chief Executive Officer

[Signature Page to TRA Waiver]